Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-152314) of our report dated June 12, 2008, relating to the financial statements of the KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan) as of December 31, 2007 and for the year then ended included in this Annual Report on Form 11-K.  It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2007, or performed any audit procedures subsequent to the date of our report.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas
June 29, 2009